File #0267
March 5, 2013
VIA EDGAR
THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Ronald E. Alper

Dear Sirs/Mesdames:

RE:	IRELAND INC. (the “Company”)
	-	SEC File No. 333-186039
	-	Registration Statement on Form S-3 (the “Registration Statement”)

We write on behalf of the Company with respect to your comment letter dated February 26, 2013 (the “Comment Letter”) regarding the above-referenced Registration Statement and further to our letter dated February 27, 2013. The Company has filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, Amendment No. 1 to the Registration Statement on Form S-3 (as revised, the "Amended Form S-3").

In addition to the Amended Form S-3, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

GENERAL

1.

We note your response to comment 3 of our letter dated February 1, 2013 and we reissue the comment. We note that you do not appear to have filed proxies or information statements for annual meetings. Please disclose, if true, that you have not held annual meetings as required by state law and your incorporating documents, and briefly explain whether and how shareholders can request that you conduct meetings. Please also indicate if and when you intend to conduct the next annual meeting. We will consider draft disclosure provided in a response letter.

Included in the Amended Form S-3 is a Risk Factor addressing the fact that the Company has not held an annual meeting as suggested in our letter of February 27, 2013. As per our telephone conversation of today’s date, the disclosure has been revised to include a statement that the Company expects to hold an annual meeting during 2013. A copy of the revised disclosure is provided below for your convenience.

We have not held an annual meeting for the election of directors since our incorporation.

Pursuant to the provisions of the Nevada Revised Statutes (the “NRS”), directors are to be elected at the annual meeting of the stockholders. Pursuant to the NRS and our bylaws, our board of directors is granted the authority to fix the date, time and place for annual stockholder meetings. We expect to hold an annual stockholder meeting in 2013, however no date, time and place has yet been fixed by our board for the holding of an annual stockholder meeting. Pursuant to the NRS and our bylaws, each of our directors holds office after the expiration of his term until a successor is elected and qualified, or until the director resigns or is removed. Under the provisions of the NRS, if an election of our directors has not been made by our stockholders within 18 months of the last such election, then an application may be made to the Nevada district court by stockholders holding a minimum of 15% of our outstanding stockholder voting power for an order for the election of directors in the manner provided in the NRS.

* Practising through O’Neill Law Corporation	◊ Also of the Nevada State Bar
∆ Also of the New York State Bar	† Also of the Washington State Bar

Northwest Law Group	2
March 5, 2013

United States Securities and Exchange Commission
Attention: Ronald E. Alper

2.

We note your response to comment 4 of our letter dated February 1, 2013 and we reissue the comment. Your registration statement must be signed by, among others, your controller or principal accounting officer. Please disclose who is signing in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures on Form S-3.

As requested, the signature page to the Amended Form S-3 has been revised to clearly indicate that Mr. McDougal is signing in his capacity as both “principal financial officer” and “principal accounting officer” for the Company.

In addition to the above, we advise that the Company has filed on EDGAR correspondence requesting acceleration of the Effective Date of the Registration Statement to 5:00PM on Friday March 8, 2013.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/dml

cc: Ireland Inc.